Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

June 4, 2014

Via UPS and Email

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Attention:	Larry Spirgel
Assistant Director

Re:	Parnell Pharmaceutical Holdings Ltd
Registration Statement on Form F-1
Filed May 19, 2014
CIK No. 1603429

Dear Mr. Spirgel:

This letter is submitted on behalf of Parnell Pharmaceutical Holdings Pty Ltd (“Parnell” or the “Company”) in response to the verbal comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

Concurrently with this letter, the Company is publicly filing with the Commission Amendment No. 1 to the publicly filed Registration Statement (“Amendment No. 1”). A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 1.

General

1.       We note your revised disclosure describing ongoing negotiations with Elanco concerning the potential termination of the Distribution and Supply Agreement between the parties. Please revise your disclosure to clarify the potential amounts to be paid by the Company to Elanco upon termination, to the extent such amounts are now known.

U.S. Securities and Exchange Commission

June 4, 2014

Page Two

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 17 of Amendment No. 1 to clarify potential amounts to be paid by the Company to Elanco upon termination of the Distribution and Supply Agreement.

Please note, the Company has filed the form of lock-up agreement as Exhibit 10.17 to Amendment No. 1.

The Company appreciates the Staff's attention to the review of the registration statement. Please do not hesitate to contact me at: (913) 312-0791 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

Parnell Pharmaceuticals Holdings Pty Ltd

/s/ Robert T. Joseph
Robert T. Joseph
President and Chief Executive Officer

cc:	Via E-mail
Andrew Gilbert, Esq., DLA Piper LLP (US)
David Schwartz, Esq., DLA Piper LLP (US)
Donald Murray, Esq., Covington & Burling, LLP